FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2005

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X_______ Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	__________	No	____X____

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated September 8, 2005 (Quebecor Inc.)

September 8, 2005

For immediate release

MARK D'SOUZA APPOINTED VICE PRESIDENT FINANCE QUEBECOR MEDIA

Montréal, Québec – Quebecor Media Inc. is pleased to announce Mark D’Souza is appointed Vice President Finance replacing Jacques Mallette who will assume responsibilities of Executive Vice President and Chief Financial Officer at Quebecor World. Mr. Mallette will continue in his role as Executive Vice President and Chief Financial Officer at Quebecor Inc.

Mr. D’Souza joined Quebecor in 1997 as Treasurer of Quebecor World. In 2002, he was appointed Vice President and Treasurer of Quebecor and assumed the same responsibilities at Quebecor Media. He holds an MBA and Law Degree from the University of Montreal.

“I am pleased to announce the appointment of Mark D’Souza who has a vast experience at Quebecor,” commented Pierre Karl Péladeau, President and Chief Executive Officer, Quebecor.

The Company

Quebecor Inc. (TSX: QBR.MV.A, QBR.SV.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Vidéotron ltée, the largest cable operator in Québec and a major Internet Service Provider and provider of telephone services; Videotron Telecom Ltd., a provider of business telecommunications services; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French-language general-interest television network in Québec, a number of specialty channels, and the English-language general-interest station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., an important interactive technologies and communications agency in Canada, the United States and Europe; companies engaged in book publishing and magazine publishing; and production, distribution and retailing of cultural products through Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and video-game rental and retail stores. Quebecor has operations in 17 countries.

1

Information:

Luc Lavoie

Executive Vice President, Corporate Affairs

Office: (514) 380-1974

Portable: (514) 886-7665

lavoie.luc@quebecor.com

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay
_______________________________________________
By: Claudine Tremblay
Senior Director, Corporate Secretariat

Date: September 9, 2005